Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated April 28, 2026 in the Registration Statement on Form F-3, with respect to the consolidated statement of financial position of Founder Group Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2025 and 2024 and the related consolidated statements of comprehensive income/(loss), consolidated statement of changes in equity, and consolidated statement of cash flows for each of the years in the three-year period ended December 31, 2025, 2024 and 2023, and the related notes included herein.

We also consent to the reference to us under the heading “Experts” in such Registration Statements.

/s/ JP Centurion & partners PLT
JP Centurion & Partners PLT (PCAOB: 6723)
Kuala Lumpur, Malaysia
May 12, 2026